SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Advanced Micro Devices, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value

(Title of Class of Securities)

007903107

(CUSIP Number of Class of Securities (Underlying Common Stock))

Harry A. Wolin

Senior Vice President, General Counsel and Assistant Secretary

Advanced Micro Devices, Inc.

One AMD Place

Sunnyvale, California 94088

(408) 749-4000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Christopher L. Kaufman, Esq.

Tad J. Freese, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On May 7, 2009, the stockholders of Advanced Micro Devices, Inc. (the “Company”) approved a one-time option exchange program (the “Option Exchange Program”) pursuant to which employees of the Company (excluding executive officers and directors) who hold certain options to purchase shares of the Company’s common stock (such options, “eligible options”) will be given the opportunity to exchange such eligible options for replacement options. The attached written communication (the “Exhibits”) were disseminated by the Company on June 15, 2009 in connection with the proposed Option Exchange Program. None of the communications attached as exhibits to this Schedule TO constitute an offer to holders of the Company’s outstanding stock options to exchange those options. Even though the requisite stockholder approval has been obtained, the Compensation Committee of the Board of Directors of the Company has the discretion to determine if and when to implement the Option Exchange Program.

The Option Exchange Program has not yet commenced. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the Option Exchange Program.

The Company’s stockholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by the Company with the SEC by directing a written request to: Advanced Micro Devices, Inc., One AMD Place, Sunnyvale, California 94088, Attention: Investor Relations.

Item 12.	Exhibits.

Exhibit Number	Description

99.1	Communication from Matt Martin, AMD’s Vice President, Compensation and Benefits, to eligible AMD employees regarding the Stock Option Exchange Program, dated June 15, 2009.

99.2	Stock Option Exchange Program Questions and Answers, dated June 15, 2009.

99.3	Stock Option Exchange Program Communication Schedule, dated June 15, 2009.